IMMURON LIMITED
Suite 1, 1233 High Street
Armadale, Victoria, Australia 3143

April 27, 2017

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Suzanne Hayes, Esq.
Assistant Director

Re: **Immuron Limited**
        Amendment No. 2 to Registration Statement on Form F-1
        Filed April 10, 2017
        File No. 333-215204 (the "Registration Statement")

Dear Ms. Hayes:

Please find below responses to comments raised by the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") in its letter of comments dated April 25, 2017 (the "**Comment Letter**") relating to the draft Registration Statement submitted to the Commission by Immuron Limited (the "**Company**" or "**Immuron**") referenced above.

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

Prospectus Summary
Our Pipeline
IMM-529, page 3

1.   We note your revised disclosure in response to our prior comment 1 that an IND is not required for Phase 1/2 trials of IMM-529. Please supplementally advise why you believe an IND is not required. Alternatively, please revise your disclosure to state whether you have or have not applied for an IND for IMM-529 and to clarify that Phase 1/2 trials for IMM-529 will not begin until an IND has been granted. Also, please delete reference to IMM-529 being in the IND stage on page 69 so that your disclosure is consistent with the rest of your prospectus.

     Response:

     As the Company will be conducting Phase 1/2 trials of IMM-529 outside of the United States, specifically, in Israel, the Company is not required to apply for an IND. The Registration Statement has been revised in response to the Staff's comments.

Management's Discussion and Analysis
Revenue and Other Income, page 51

2.   We note the response in your letter dated February 8, 2017 that you do not have an agreement with CVS. Please explain your disclosure on page 51 that you have released your flagship product Travelan in the U.S. "by means of strategic supply agreements with PassportHealth . . . CVS and McKesson . . . ." Please revise your disclosure to explain your specific relationship with each of these companies and clarify, if true, that you do not have direct agreements with these companies. In the alternative, please delete references to these companies.

Response:

The Registration Statement has been revised in response to the Staff's comments to delete references to each of CVS and McKesson and to indicate that PassportHealth purchases Travelan from the Company however, the Company has no direct agreement with PassportHealth.

Business Overview, page 61

3. We note your statement, "Our lead product candidate, IMM-124E, is a proprietary immunomodulator agent targeted at GI immune mediated diseases including fatty-liver diseases" as well as your statement on page 64 that subjects in the Phase 1 study "demonstrated a beneficial effect on their existing disease." Given that this was an open- label study of 10 NASH patients, please provide your basis for determining that IMM- 124E is an "immunomodulator" agent and that it demonstrated a "beneficial effect."

    Response:

    The Registration Statement has been revised in response to the Staff's comments to delete references to effects being beneficial.

    In addition the Company wishes to supplementally advise the Staff why it believes that its agents are immunomodulators:

    - Immunotherapy is defined as the treatment or prevention of disease that involves the stimulation, enhancement, suppression, or desensitization of the immune system (https://www.merriam-webster.com/dictionary/immunotherapy); and
    - Immunomodulators are defined as a substance that affects the functioning of the immune system. (https://www.merriam-webster.com/dictionary/immunomodulator). This class of drugs contain a diverse array of recombinant, synthetic and natural preparations

    Specifically as it relates to IMM-124E, subjects treated with IMM-124E within the Phase 1 study demonstrated an immunological effect consisting of an increase in a variety CD4 T-cells (CD4+CD25+HLADR+ , CD4+CD25 , CD4+CD62 and CD4+CD25+FOXp3+) when comparing day 1 to day 30 to treatment. Additionally the patients treated with IMM-124E showed an increase in IL-6, an interleukin associated with suppression of inflammation. These findings, together with the data collected during the company's pre-clinical studies, support the hypothesis that IMM-124E regulates the immune system by promoting the suppression of chronic inflammation associated with type 2 diabetes as well as NASH.

4. On page 61, you state that you are currently in Phase 2B development for IMM-124E for the treatment of NASH. However, it appears that your Phase 2 study of IMM-124E should be characterized as a Phase 2 or Phase 2a study as its objective is to evaluate safety and preliminary efficacy of IMM-124E for the treatment of NASH. Please advise and revise your disclosure as necessary.

    Response:

    The Registration Statement has been revised in response to the Staff's comments to reflect that the Company is currently in Phase 2 development for IMM-124E for the treatment of NASH.

5. Please supplementally provide us with the E-coli challenge placebo controlled studies which show that Travelan has been shown to be 90% effective in the prevention of diarrhea.

    Response:

    Attached hereto as **Exhibit A** is supplemental data which indicates that Travelan is up to 90% effective in the prevention of diarrhea.

IMM-124E for the treatment of fatty liver diseases, page 64

6. We note your statement that your studies have shown that the antibodies contained in IMM-124E have a high binding affinity to bacterial LPS specific sites. Please describe the results of your studies which have shown that the antibodies are high affinity. Please also provide us with copies of the studies supporting each of the three enumerated claims on page 64 about the clinical benefit of IMM-124E treatment in fatty liver diseases.

    Response:

    The Registration Statement have been revised in response to the Staff's comments to delete references to "high binding affinity" and to note that IMM-124E binds to the LPS receptors of gram-negative bacteria.

Phase 1/2 - IMM-124E Demonstrated Safety and Significant Anti-Metabolic..., page 66

7.   We note your statement that the combined results of the pre-clinical and clinical studies have clearly shown that IMM-124E exerts an immunomodulatory and anti-inflammatory effects resulting in metabolic and liver related biomarkers improvements, and showed strong inhibition of fibrosis. Please revise your disclosure in this statement and throughout your prospectus as appropriate to remove reference to clinical studies as your clinical trials do not appear to evaluate IMM-124E's effect on fibrosis.

Response:

The Registration Statement has been revised in response to the Staff's comments to remove references to clinical studies.

Our Marketed Assets
Travelan – A Unique Product
Marketing and Master Distribution Agreement with UniFirst-First aid Corporation d/b/a Medique Products, page 75

8.   We note your response to our prior comment 4. Please expand your disclosure to provide the termination provisions of your agreement with Medique. Similarly, please provide the termination provision of your Development and Supply agreement with Synlait.

Response:

The Registration Statement have been revised in response to the Staff's comments.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

IMMURON LIMITED

By: /s/ Thomas Liquard
       Thomas Liquard, Chief Executive Officer

Pages 4 through 24 redacted for the following reasons:
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